Record Date for Voting Rights Exercisable at the General Shareholders’ Meeting to be Held in March 2007

Shinhan Financial Group (NYSE symbol: SHG) will close its shareholder registry from January 1, 2007 until January 15, 2007. According to the Articles of Incorporation of Shinhan Financial Group, December 31 of each year is the record date for annual shareholders meeting and annual dividend payment, and accordingly our common shareholders that are registered in Shinhan Financial Group’s shareholder registry as of December 31, 2006 will be entitled to exercise their voting rights at the Annual General Meeting of Shareholders and to receive dividends for the fiscal year 2006. As December 31 of this year falls on a Sunday, the record date for the holders of American Depositary Shares (“ADSs”), under Shinhan Financial Group’s deposit agreement, will be December 29, 2006.